Exhibit 99.3
Bonus to Joanne Koravos

[Liska Biometry LOGO]

November 15, 2005

Joanne Koravos
100 Main Street
Dover, NH

RE: Employee Equity Bonus

Dear Joanne,

      Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a bonus in the form of equity in the amount of 15,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to our company.

Sincerely,

Liska Biometry, Inc.